UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for August, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 30 JUNE 2020 - Short-form announcement

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:
ZAE000006896
US8038663006
Sasol BEE Ordinary
Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")
AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2020 Short form announcement
Earnings performance
Sasol delivered a satisfactory set of business results for the first half of the year, driven by oil prices averaging US$62,62/bbl and a solid production performance. During the second half of the year our earnings was severely impacted by the sudden collapse in oil prices and the economic consequences of the COVID 19 pandemic.
The combined effects of unprecedented low oil prices, destruction of demand for products and impairments of R111,6 billion resulted in a loss of R91,3 billion for the year compared to earnings of
R6,1 billion in the prior year. Within a volatile and uncertain macroeconomic environment, our foundation businesses still delivered resilient results with a strong volume, cash fixed cost and working capital performance.
The 18% decrease in the rand per barrel price of Brent crude oil coupled with much softer global chemical and refining margins negatively impacted our realised gross margins especially during the second half of the year.
The LCCP delivered an improved earnings before interest, taxation, depreciation and amortisation
(EBITDA) performance in the second half of the year of approximately R100 million (US$8 million), despite a very challenging macroeconomic environment. This compares to a loss before interest, taxation, depreciation and amortisation (LBITDA) of R1,1 billion (US$70 million) recorded in the first half of the year.
Earnings were further impacted by R3,9 billion in additional depreciation charges and approximately
R6,0 billion in finance charges for the year as the LCCP units reached beneficial operation.
Our Energy business's gross margin percentage decreased from 43% in the prior year to 38% due to the significant impacts of supply and demand shocks that led to lower crude oil prices and product differentials. We expect that oil prices will remain low for the next 12 to 18 months as the impact of
COVID 19 becomes better understood. Oil markets also continued to remain exposed to shifts in geopolitical risks as well as supply and demand movements.
Despite experiencing softer commodity chemical prices across most of our sales regions due to weaker global demand and increased global capacity, our Base Chemicals and Performance Chemicals businesses, including LCCP, reported increased sales volumes of 19% and 8% respectively, and maintained robust results on certain products, ensuring a level of resilience in our cash flows.
Total cash fixed costs for the first half of the year were trending above 10% compared to the prior period, however, in the second half, we significantly improved our total cash fixed cost performance resulting in the full year cost remaining flat when compared to the prior year. This was largely attributable to the implementation of our comprehensive response plan focusing on cash fixed cost reduction and enhanced cash flow.

As a result our key metrics were impacted as follows:
.
Working capital managed to optimal levels achieving an additional benefit of R9,2 billion relative to our internal plans. This resulted in a historical low working capital ratio of 12,5% compared to
14,8% for the prior year. Investment in working capital decreased by R5,8 billion during the year;
.
Capital expenditure optimised by approximately R6,0 billion by deferring certain expenditure without compromising on safety and the reliability of our operations;
.
Loss before interest and tax (LBIT) of R111,0 billion compared to earnings before interest and tax
(EBIT) of R9,7 billion in the prior year;
.
Adjusted EBITDA(1) declined by 27% from R47,6 billion in the prior year to R35,0 billion;
.
Basic earnings per share (EPS) decreased to a R147,45 loss per share compared to earnings per share of R6,97 in the prior year;
.
Headline earnings per share (HEPS) decreased by more than 100% to a R11,79 loss per share compared to the prior year; and
.
Core headline earnings per share(2) (CHEPS) decreased by 61% to R14,79 compared to the prior year.
Key metrics 2020 2019 Change %
(LBIT)/EBIT (R million) (111 030) 9 697 (more than 100)
Adjusted EBITDA1 (R million) 34 976 47 637 (27)
Headline (loss)/earnings (R million) (7 285) 18 941 (more than 100)
Basic (loss)/earnings per share (Rand) (147,45) 6,97 (more than 100)
Headline (loss)/earnings per share (Rand) (11,79) 30,72 (more than 100)
Core headline earnings per share(2) (Rand) 14,79 37,65 (61)
Dividend per share (Rand)
Interim (Rand) 0,0 5,90 (100)
Final (Rand) 0,0 0,0 0
1)
Adjusted EBITDA is calculated by adjusting EBIT for depreciation and amortisation, share based payments, remeasurement items, movement in environmental provisions due to discount rate changes, unrealised net losses/(gains) on all derivatives and hedging activities and unrealised translation losses arising on the translation of monetary assets and liabilities into functional currency. We believe Adjusted EBITDA and Core HEPS as noted below, are useful measures of the
Group's underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. (Adjusted
EBITDA constitutes pro forma financial information in terms of the JSE Limited Listings
Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of audited summarised financial statements.)
2)
Core HEPS is calculated by adjusting headline earnings per share with certain once off items
(provision for tax litigation matters and LCCP cash fixed cost with limited corresponding gross margin), year end close adjustments and depreciation and amortisation of capital projects
(exceeding R4 billion) which have reached beneficial operation and are still ramping up, and share based payments on implementation of B BBEE transactions. Year end close adjustments include unrealised net losses/(gains) on all derivatives and hedging activities and unrealised translation losses arising on the translation of monetary assets and liabilities into functional currency in order to remove volatility from earnings from year to year. (Core HEPS constitutes pro forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation and pro forma financial information as set out in the full set of audited summarised financial statements.)

Net asset value
2020
2019
Change %
Total assets (R million) 479 162 469 968 2
Total liabilities (R million) 319 914 244 173 31
Total equity (R million) 159 248 225 795 (29)
Turnover (R million)
(LBIT)/EBIT (R million)
2019
2020
2020
2019
20 876 19 891 Mining 2 756 4 701
5 184 5 204 Exploration and Production 1 197 (889)
International
83 803 67 901 Energy (6 678) 16 566
48 813 52 683 Base Chemicals (70 804) (1 431)
68 296 69 197 Performance Chemicals (24 455) (7 040)
78 30 Group Functions (13 046) (2 210)
227 050 214 906 Group performance (111 030) 9 697
(23 474) (24 539) Intersegmental turnover
203 576 190 367 External turnover
Balance sheet management
Cash generated by operating activities decreased by 18% to R42,4 billion compared to the prior year.
This was largely due to the softer macroeconomic environment during the first six months of the year which was further impacted by the severe economic consequences from theCOVID 19 pandemic and lower oil prices during the second half of the year, coupled with the LCCP still being in a ramp up phase.
The decrease was partially negated by another strong working capital and cost performance from the foundation business. Investment in working capital decreased by R5,8 billion during the year due to focused management actions, resulting in a working capital ratio of 12,5%. To create flexibility in
Sasol's balance sheet during our peak gearing period, we have successfully engaged with our lenders to waive our covenants as at 30 June 2020 and to lift our covenants from 3,0 times to 4,0 times of Net debt: EBITDA (bank definition) as at 31 December 2020. This provides additional flexibility, which is subject to conditions, consistent with our capital allocation framework, prioritising debt reduction through commitments to suspend dividend payments and acquisitions while our leverage is above 3,0 times Net debt: EBITDA. We will also reduce the size of our facilities as debt levels reduce. Our Net debt: EBITDA ratio at 30 June 2020, based on the revolving credit facility and US dollar term loan covenant definition, was 4,3 times. The weaker Rand/US$ dollar exchange rate at 30 June 2020 impacted Net debt: EBITDA by 0,6 times.
During the year we secured incremental US dollar liquidity through a US$1 billion syndicated loan facility for up to 18 months, and bilateral facilities (with a combined quantum of US$250 million) with a tenure of two years. These facilities enhance our US dollar liquidity position during the peak gearing phase as the LCCP ramps up. In the South African market, we have both bank loan facilities and an
R8,0billion Domestic Medium Term Note Programme (DMTN) which was established in 2017. In
August2019, we issued our inaugural paper to the value of R2,2 billion in the local debt market under thisDMTN programme.

As at 30 June 2020, our total debt was R189,7 billion compared to R130,9 billion as at 30 June 2019, with approximately R174,6 billion (US$10,1 billion) denominated in US dollar. Our balance sheet is highly geared, requiring a reduction in US dollar denominated debt in order to achieve a targeted Net debt: EBITDA of less than 2,0 times and gearing of 30%, which we believe would be sustainable with oil at approximately US$45 per barrel (in real terms). Through our comprehensive response plan we have taken immediate steps to reset our capital structure by targeting to generate at least US$6 billion by the end of 2021.
Our gearing increased from 56,3% at 30 June 2019 to 114,5% mainly due to remeasurement items
(39%) recognised, a weaker closing Rand/US dollar exchange rate (6%) and the adoption of the IFRS 16
'Leases' accounting standard (4%). Deleveraging the balance sheet is one of our highest priorities to ensure business sustainability to position us for the future to deliver value to our stakeholders.
Consistent with our long term commitment to return to an investment grade credit rating, we are engaging with ratings agencies regarding the progress on our comprehensive response plan.
As at 30 June 2020, our liquidity headroom was in excess of US$2,5 billion well above our outlook to maintain liquidity in excess of US$1 billion, with available Rand and US dollar based funds improving as we advance our focused management actions. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile.
We have no significant debt maturities before June 2021 when the US$1 billion syndicated loan becomes due. In accordance with IAS 1 'Presentation of Financial Statements', the recent conditions which underlie the covenant waiver requires an assessment of our debt maturity that resulted in a further US$1 billion being classified to short term debt at 30 June 2020.
Our net cash on hand position increased from R15,8 billion as at 30 June 2019 to R34,1 billion mainly due to proceeds received from the US$1,0 billion syndicated loan as well as draw downs on the revolving credit facility negated by LCCP capital expenditure for the year.
Actual capital expenditure, including accruals, amounted to R35 billion. This includes R14 billion
(US$0,9 billion) relating to the LCCP and is in line with our internal targets.
In line with our financial risk management framework, we continue to make good progress with hedging our currency and ethane exposure. For further details of our open hedge positions we refer you to our Analyst Book (www.sasol.com).
Further cautionary announcement
Shareholders of Sasol (Shareholders) are referred to various cautionary announcements regarding the expanded and accelerated asset disposal programme and the rights issue, the last announcement released on the Stock Exchange News Service on 28 July 2020. Accordingly, Shareholders are advised to continue exercising caution when dealing in the Company's securities until full terms announcements on the disposal of the air separation units, the US Base Chemicals partnering process and the rights issue are published.
Dividend
Dividend payments are an important part in our capital allocation framework. However, given our current financial leverage and the risk of a prolonged period of economic uncertainty, the Board believes that it would be prudent to continue with the suspension of dividends. This will allow us to continue to protect our liquidity in the short term and focus on reducing leverage in order to create a firm platform to execute our strategy and drive long term shareholder returns. In addition, in accordance with the covenant amendment agreement with lenders, we will not be in a position to declare a dividend for as long as Net debt: EBITDA is above 3,0 times. We expect the balance sheet to regain flexibility following the implementation of our comprehensive response plan.

Update on the Lake Charles Chemicals Project (LCCP)
Ongoing focus as we ramp up all units to beneficial operation
At the LCCP, we maintain our focus on safely improving productivity and bringing all the units to beneficial operation. The LCCP continued with its exceptional safety record with a recordable case rate
(RCR) of 0,11.
After the ethoxylates (ETO) expansion achieved beneficial operation in January 2020, the alcohol expansion and the alumina expansion, as well as the new Guerbet unit, achieved beneficial operation in June 2020. As a result, 100% of the LCCP's Specialty Chemicals units are online, and 86% of total nameplate capacity of the LCCP is operational.
The last remaining unit to come online will be the low density polyethylene (LDPE) unit, which was damaged during a fire in January 2020. The unit is expected to achieve beneficial operation before the end of October 2020. Some challenges in restoring the unit have resulted in a slight delay to the previous market guidance of the end of September 2020. During the time of the delay in the LDPE unit start up, the ethylene produced by the cracker and destined for the unit is being sold to third parties.
As a result, projected earnings for the LCCP complex in this financial year will be impacted only by the loss in the margin of ethylene to LDPE. In addition, the insurance claims process is underway, and the first insurance proceeds have been received.
The overall LCCP cost estimate is tracking US$12,8 billion as per our previous guidance. The new ethane cracker produced at an average rate of above 80% of nameplate capacity during the fourth quarter of the year.
COVID 19 had a limited impact on the LCCP construction and commissioning activities during the fourth quarter of the year, and mitigation plans are in place to minimise potential impacts going forward. The close out and demobilisation of the LCCP is progressing according to plan with the remainder of the work limited to the removal of scaffolding. Site demobilisation of construction equipment, infrastructure and services will be completed after the last unit achieves beneficial operation. The people on site have reduced to less than 400 and follows the demobilisation plan. This includes the LDPE restoration resources.
Board activities
The following change to the Board of the Company occurred after the publication of the Company's
Interim Financial Results on 21 February 2020:
- Ms KC Harper was appointed as Independent Director with effect from 1 April 2020.
Short form statement
This announcement is the responsibility of the Directors. The information in this short form announcement, including the financial information on which the outlook is based, has not been audited and reported on by Sasol Limited's external auditors. Financial figures in this announcement have been correctly extracted from the audited financial results. The external auditors expressed an unmodified audit opinion on the consolidated financial statements in their report dated 17 August
2020. That report also includes a section on material uncertainty related to going concern and the communication of key audit matters. It is only a summary of the information contained in the full announcement and does not contain full or complete details. Any investment decision should also take into consideration the information contained in the full announcement, published on SENS on
17 August 2020, via the following JSE link:
https://senspdf.jse.co.za/documents/2020/JSE/ISSE/SOL/FY20Result.pdf

The full announcement and the FY20 audited financial results will be available on the Company's website at www.sasol.com. Copies of the full announcement may also be requested from the office of the Chief Investor Relations Officer, investor.relations@sasol.com or +27 10 344 9280, alternatively collected from the Group's registered office (by appointment, observing COVID 19 restrictions), Sasol
Place, 50 Katherine Street, Sandton, Johannesburg 2090 at no charge, weekdays during office hours.
Sasol will release its Annual Financial Results on Monday, 17 August 2020, for the year ended 30 June
2020. Given the prevalence of the COVID 19 pandemic, and the associated restrictions placed on public gatherings, Sasol has decided to pre record its results presentation. Sasol's President and Chief
Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Paul Victor, will present the results.
The pre recorded presentation will be available on 17 August 2020, at 08h00 (Central African time), on the following link: https://www.corpcam.com/Sasol17082020.
A conference call will also be hosted via webcast at 15h00 (SA) with Fleetwood Grobler and Paul Victor to discuss the results and provide an update of the business. Please confirm your participation by registering online: https://www.corpcam.com/Sasol17August2020
SENS issue: 17 August 2020
Sponsor: Merrill Lynch South Africa (Pty) Limited
Disclaimer Forward looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward looking statements include, but are not limited to, the impact of the novel coronavirus (COVID 19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID 19 on its business;
statements regarding exchange rate fluctuations, changing crude oil prices, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour",
"target", "forecast" and "project" and similar expressions are intended to identify such forward looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20 F filed on 28 October
2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 August 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Company Secretary Title: